September 1, 2016
Via Edgar
Ethan Horowitz
Branch Chief
Office of Natural Resources
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2015 filed February 25, 2016 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated August 23, 2016

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated August 23, 2016 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2015, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
September 1, 2016

Form 10-K for Fiscal Year Ended December 31, 2015

Management Discussion & Analysis, page 49

Critical Accounting Estimates, page 66

Impairment of Long-Lived Assets, page 66

1.
We note your response to our prior comment 1 and your disclosure related to the use of published forward oil and natural gas prices in your impairment analyses. We also note that over 68% of your future production considered in the impairment assessment is in years 2021 and beyond. Revise to address material implications associated with your long-term assumptions. This disclosure should also address the degree of uncertainty associated with your key assumptions and discuss potential events that management reasonably expects could negatively affect your key assumptions. Refer to section V of SEC Release No. 33-8350.

As a point of clarification, the estimates of future commodity pricing used in our impairment assessments of proved properties is developed in consideration of market information, internal forecasts and published forward prices. Our comment regarding 68% of our future production was to convey that our exposure was more weighted to long term commodity assumptions than current commodity prices. As noted in our previous response, we have discussed the major assumptions in the next section of Critical Accounting Estimates-Successful Efforts Method of Accounting for Oil and Gas Exploration and Production Activities on page 67. In addition, we discussed the potential for impairments on page 52 within our Outlook section. The excerpt of this language is as follows:

With the exception of potential impairments, we continue to address certain of these risks through utilization of commodity hedging strategies, disciplined investment strategies and maintaining adequate liquidity. In addition, we use master netting agreements and collateral requirements with our counterparties to reduce credit risk and liquidity requirements. Further, we continue to monitor the long-term market outlooks and forecasts for potential indicators of needed changes to our forecasted oil and natural gas prices. If forecasted oil and natural gas prices were to decline, we would need to review the producing properties net book value for possible impairment. If impairments were required, the charges could be significant and may impact our financial ratios within our Credit Agreement covenants. The net book value of our predominantly oil proved properties is $3.9 billion and the net book value of our predominantly natural gas proved properties is $1.2 billion (including the Piceance Basin). In addition, the net book value associated with unproved leasehold is approximately $2.3 billion and is primarily associated with our Permian Basin properties. See our discussion of impairment of long-lived assets in our critical accounting estimates discussion later in this section.

We believe the disclosures throughout our entire document address the uncertainty of key assumptions applicable to us and also common in our industry, more specifically as it relates to oil and natural gas prices and quantities of oil and gas reserves. As commodity prices are the more volatile of our assumptions, we addressed a percentage decline in commodity revenues driven by price as a sensitivity to potential future impairments of our proved properties. In future filings, we would propose the following which we hope addresses the Staff’s question. The following are the disclosures from our 2015 Form 10-K with changes marked for which we would incorporate in future annual filings (please note we have switched the order of the critical accountings estimates of Impairments and Successful Efforts Method of Accounting).

Mr. Ethan Horowitz
Securities and Exchange Commission
September 1, 2016

Successful Efforts Method of Accounting for Oil and Gas Exploration and Production Activities

We use the successful efforts method of accounting for our oil- and gas-producing activities. Estimated natural gas and oil reserves and ~~forward~~ estimated market prices for oil and gas are a significant part of our financial calculations. Following are examples of how these estimates affect financial results:

•	an increase (decrease) in estimated proved oil, natural gas and NGL reserves can reduce (increase) our unit-of- production depreciation, depletion and amortization rates; and

•
changes in oil, natural gas, and NGL reserves and ~~forward~~ estimated market prices both impact projected future cash flows from our properties. This, in turn, can impact our periodic impairment analyses.

The process of estimating oil and natural gas reserves is very complex, requiring significant judgment in the evaluation of all available geological, geophysical, engineering and economic data. After being estimated internally, approximately 99 percent of our domestic reserves estimates are audited by independent experts. The data may change substantially over time as a result of numerous factors, including the historical 12 month weighted average price, additional development cost and activity, evolving production history and a continual reassessment of the viability of production under changing economic conditions. As a result, material revisions to existing reserves estimates could occur from time to time. Such changes could trigger an impairment of our oil and gas properties and have an impact on our depreciation, depletion and amortization expense prospectively. For example, a change of approximately 10 percent in our total oil and gas reserves could change our annual depreciation, depletion and amortization expense between approximately $83 million and $102 million. The actual impact would depend on the specific basins impacted and whether the change resulted from proved developed, proved undeveloped or a combination of these reserves categories.

Estimates of future commodity prices, which are utilized in our impairment analyses, consider market information including published forward oil and natural gas prices. The forecasted price information used in our impairment analyses is consistent with that generally used in evaluating our drilling decisions and acquisition plans. Prices for future periods impact the production economics underlying oil and gas reserve estimates. In addition, changes in the price of natural gas and oil also impact certain costs associated with our underlying production and future capital costs. The prices of oil and natural gas are volatile and change from period to period, thus impacting our estimates. Significant unfavorable changes in the estimated future commodity prices could result in an impairment of our oil and gas properties.

We record the cost of leasehold acquisitions as incurred. Individually significant lease acquisition costs are assessed annually, or as conditions warrant, for impairment considering our future drilling plans, the remaining lease term and recent drilling results. Lease acquisition costs that are not individually significant are aggregated by prospect or geographically, and the portion of such costs estimated to be nonproductive prior to lease expiration is amortized over the average holding period. Changes in our assumptions regarding the estimates of the nonproductive portion of these leasehold acquisitions could result in impairment of these costs. Upon determination that specific acreage will not be developed, the costs associated with that acreage would be impaired. Additionally, our leasehold costs are evaluated for impairment if the proved property costs in the basin are impaired. Our capitalized lease acquisition costs totaled $2.3 billion at December 31, 2015 and is primarily associated with our Permian Basin acreage.

Impairments of Long-Lived Assets

We evaluate our long-lived assets for impairment when we believe events or changes in circumstances indicate that we may not be able to recover the carrying value. Our computations utilize judgments and assumptions that include estimates of the undiscounted future cash flows, discounted future cash flows, estimated fair value of the asset, and the current and future economic environment in which the asset is operated.

Due to market conditions including oil and natural gas prices in the fourth quarter of 2015, we assessed our proved properties for impairment using estimates of future cash flows. Significant judgments

Mr. Ethan Horowitz
Securities and Exchange Commission
September 1, 2016

and assumptions are inherent in these assessments and include estimates of reserves quantities, estimates of future commodity prices (developed in consideration of market information, internal forecasts and published forward prices adjusted for locational basis differentials), drilling plans, expected capital and lease operating costs and our estimate of an applicable discount rate commensurate with the risk of the underlying cash flow estimates. Additionally, judgment is used to determine the probability of sale and expected proceeds with respect to assets considered for disposal. The assessment performed identified certain properties with a carrying value in excess of those estimated undiscounted cash flows and their calculated fair values. As a result of these assessments which included the possibility of divestiture, we recognized approximately $2.3 billion of impairment charges on proved and unproved properties in the Piceance Basin in 2015. See Notes 5 and 14 of Notes to Consolidated Financial Statements for additional discussion and significant inputs into the fair value determination.

In addition to those long-lived assets described above for which impairment charges were recorded, certain others were reviewed for which no impairment was required at the time. These reviews included $3.9 billion of net book value associated with our predominantly oil proved properties and $350 million of net book value associated with our predominantly natural gas proved properties excluding the Piceance properties discussed above, and utilized inputs generally consistent with those described above. Many judgments and assumptions are inherent and to some extent interdependent of one another in our estimate of future cash flows used to evaluate these assets. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the consolidated financial statements. As previously noted within “Successful Efforts Method of Accounting for Oil and Gas Exploration and Production Activities”, estimated natural gas and oil reserves and estimated market prices for oil and gas are a significant part of our impairment analysis. Commodity prices are significantly volatile and prices for a barrel of oil ranged from over $100 per barrel to less than $30 per barrel for a brief time over the past five years. Our forecasted price assumptions reflect a long term view of pricing but also consider current prices and are consistent with pricing assumptions generally used in evaluating our drilling decisions and acquisition plans. Over 68 percent of our future production considered in the impairment assessment is in years 2021 and beyond. If the estimated commodity revenues (only one of the many estimates involved) of the predominately oil proved properties reviewed but for which impairment charges were not recorded were lower by 15 to 20 percent, these properties could be at risk for impairment. Because of the uncertainty inherent in these factors, we cannot predict when or if future impairment charges will be recorded. If impairments were required, the charges could be significant. ~~Over 68 percent of our future production considered in the impairment assessment is in years 2021 and beyond.~~

2.
Your response to comment 1 indicates that reserves that were not economic at the standardized measure pricing could be economic at a forecasted price. Tell us if you included additional proved and probable reserves in your impairment assessment as a result of your forecast price assumptions and the related quantities, if any.

We included additional reserves in our impairment assessment that are probable under the trailing 12-month pricing as of December 31, 2015, however, under a higher pricing scenario these reserves would be considered proved. These additional reserves include reserves on proved wells in which the economic production life of the well at forecasted prices is longer than the economic production life of the well using the trailing 12-month average oil and natural gas price as of December 31, 2015. We also included reserves on wells within a five-year development plan that were uneconomic at the trailing 12-month price but economic at the forecasted prices. For those long lived assets for which impairments were not recorded, additional quantities included in our December 31, 2015 impairment analysis totaled 51.7 MMBoe.

Mr. Ethan Horowitz
Securities and Exchange Commission
September 1, 2016

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-1520.

Sincerely,
/s/ STEPHEN L. FAULKNER
Stephen L. Faulkner
Controller (Principal Accounting Officer)

cc:	Kimberly L. Calder, Securities and Exchange Commission
Diane Fritz, Securities and Exchange Commission
J. Kevin Vann, Senior Vice President and Chief Financial Officer
Robert K. Herdman, WPX Energy, Inc. Audit Committee Chair
Ernst & Young LLP